FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of July 2005

                           A/S STEAMSHIP COMPANY TORM
                 (Translation of registrant's name into English)

                               Tuborg Havnevej 18
                                DK-2900 Hellerup
                                     Denmark
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F [X]       Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes [_]           No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Set forth herein as Exhibit 1 is a copy of Announcement No. 13 - 2004 issued by A/S STEAMSHIP COMPANY TORM to The Copenhagen Stock Exchange on November 11, 2004, portions of which were inadvertently omitted from the Report on Form 6-K submitted on November 15, 2004.

Exhibit 1


ANNOUNCEMENT NO. 13 - 2004
TORM - Third quarter 2004 report


11 November 2004

Profit for the first nine months of 2004 of DKK 1,760 mill. before tax - expectations increased to minimum DKK 1,150 mill. before tax and value adjustments.

o Net profit in the third quarter 2004 was DKK 260 mill., and DKK 827 mill. for the first nine months of 2004 excluding value adjustments on the Norden shares. The result is considered to be highly satisfactory.

o Net profit for the first nine months of 2004 was DKK 1,760 mill. including value adjustments on the Norden shares of DKK 933 mill. and dividends received of DKK 73 mill.

o Cash flow from operating activities was DKK 957 mill. in the first nine months of 2004.

o Return on invested capital was 30.9% p.a. and return on equity was 73.2% p.a. in the first nine months of 2004. Earnings per share (EPS) was DKK
     50.6 against DKK 13.5 for the same period last year.

o    Shareholders equity was DKK 3,948 mill. as of 30 September 2004.

o Freight rates for the Company's product tankers have increased considerably in the fourth quarter due to extraordinarily strong demand, as a consequence of the strong increase in oil consumption. As a consequence, we expect a strong start to 2005.

o Expectations of full year 2004 profits before tax and value adjustments are increased to minimum DKK 1,150 mill. The value adjustment as of 10 November 2004 was DKK 987 mill.

A telephone conference and webcast (www.torm.com), reviewing the report for the first nine months of 2004, will take place on 11 November 2004, at 17.00 Copenhagen time. To participate, please call 10 minutes before the call starts on tel.: +45 32 71 46 11 (from Europe) or +1 334 420 4950 (from USA).

A/S Dampskibsselskabet TORM
Contact persons:  Klaus Kjaerulff, CEO (tel.: +45 39 17 92 00)
                  Klaus Nyborg, CFO (tel.: +45 39 17 92 00)


KEY FIGURES FOR THE GROUP
DKK mill.                                                                                          Change
                                                                    Q1-Q3            Q1-Q3          Q1-Q3       Full year
                                                                     2004             2003        2003-04            2003
                                                                     ----             ----        -------            ----
INCOME STATEMENT
Net revenue                                                         1,855            1,458            27%           1,928
Time Charter equivalent earnings                                    1,488              966            54%           1,307
Gross profit                                                        1,024              479           114%             647
Profit before depreciation                                            963              413           133%             572
Profit before financial items                                         806              284           184%             395
Net gain/(loss) from other investments and   securities               935              197           375%             682
Other financial items                                                  19              -13          -246%             -25
Profit/(loss) before tax                                            1,760              468           276%           1,052
Net profit after tax for the period                                 1,760              468           276%           1,051
BALANCE SHEET
Total assets                                                        6,672            4,405            51%           4,894
Shareholders' equity                                                3,948            1,956           102%           2,464
Liabilities                                                         2,724            2,449            11%           2,430

Invested capital                                                    3,761            3,083            22%           3,186
Net interest bearing debt                                           1,726            1,616             7%           1,698
CASH FLOW
From operating activities                                             957              387           147%             494
From investing activities                                            -713             -676             5%          -1,008
  thereof investment in tangible fixed assets                        -713             -790           -10%          -1,122
From financing activities                                              27              298           -91%             471
                                                                    -----            -----          -----           -----
Net cash flow                                                         271                9          2911%             -43
KEY FIGURES
Gross margin                                                        55.2%            32.9%                          33.6%
Profit before depreciation/Net revenue                              51.9%            28.3%                          29.7%
Profit before financial items/Net revenue                           43.5%            19.5%                          20.5%
RoE (p.a.)                                                          73.2%            34.9%                          51.4%
RoIC (p.a.)                                                         30.9%            12.8%                          13.1%
Equity ratio                                                        59.2%            44.4%                          50.3%

Share price, end of period (DKK)*                                   169.3             64.8           161%            90.3
Millions of shares, end of period*                                   36.4             36.4             0%            36.4
Earnings per share (DKK)*                                            50.6             13.5           274%            30.3
Exchange rate USD/DKK, end of period                                 6.00             6.37            -6%            5.96
Exchange rate USD/DKK, average                                       6.07             6.69            -9%            6.59

* The comparative figures are restated to reflect the issue of bonus shares in May 2004.


Segment information

DKK mill.
                                                   Q1-Q3 2004                                 Q3 2004
                                      Tanker        Bulk                             Tanker       Bulk
                                     division    division   Unallocated   Total     division    division    Unallocated      Total
                                     --------    --------   -----------   -----     --------    --------    -----------      -----

Net revenue                             1,060       795          0         1,855        369        270           0           639
Port expenses and bunkers                -280       -87          0          -367       -107        -34           0          -141
                                       --------------------------------------------------------------------------------------------
Time charter equivalent earnings          780       708          0         1,488        262        236           0           498
Charter hire                              -62      -189          0          -251        -22        -59           0           -81
Operating expenses                       -165       -53          5          -213        -57        -21           5           -73
                                       --------------------------------------------------------------------------------------------
Gross Profit                              553       466          5         1,024        183        156           5           344
Profit on sale of vessels and
interest                                    0         0          0             0          0          0           0             0
Administrative expenses                   -83       -26         -2          -111        -31         -9          -1           -41
Other Operating income                     49         1          0            50         18          1           0            19
                                       --------------------------------------------------------------------------------------------
Profit before depreciation                519       441          3           963        170        148           4           322
Depreciation                             -129       -28          0          -157        -45        -11           0           -56
                                       --------------------------------------------------------------------------------------------
Profit before financial items             390       413          3           806        125        137           4           266
Net gain/(loss) form other
investments and securities                  0         0        935           935          0          0         384           384
Other financial items                     -47        -8         74            19        -10          1           0            -9
                                       --------------------------------------------------------------------------------------------
Profit/(Loss) before tax                  343       405      1,012         1,760        115        138         388           641
Tax                                         0         0          0             0          0          0           0             0
                                       --------------------------------------------------------------------------------------------
Net profit for the period                 343       405      1,012         1,760        115        138         388           641


TANKER DIVISION

The Tanker division achieved a net profit for the first nine months of 2004 of DKK 343 mill.

The market for TORM's product tankers was at a very high level throughout the period. Normally, seasonal factors cause a slowdown in the market during the summer months in the second and third quarters, but aside from a short-lived weakening during the start of the second quarter, all of 2004 has been marked by very high freight rates that were higher than originally expected.

The growth in the world economy and very low inventories of refined oil products due to the high oil prices and limited growth in refinery capacity in the western world led to strong demand for transportation of refined oil products, which was the reason for the increased rate levels.


Earnings data for the Tanker division

                                                        2003           2004            2004           2004          Change
                                                         q3             q1              q2             q3            q3-q3
                                                       ------         ------          -------         -------       --------
LR2/Aframax vessels
Available earning days                                     272            455             450            460             69%
TCE per earning days (USD)*)                            32,804         32,012          27,896         28,389            -13%
OPEX per earning days (USD)**)                          -5,816         -4,453          -4,898         -4,148            -29%
Gross profit per earning day (USD)***)                  18,479         21,697          17,061         18,212             -1%
                                                ------------------------------------------------------------------------------------
LR1/Panamax vessels
Available earning days                                     194            288             319            406            109%
TCE per earning days (USD)*)                            26,507         28,270          23,028         22,998            -13%
OPEX per earning days (USD)**)                          -7,070         -6,141          -5,267         -5,742            -19%
Gross profit per earning day (USD)***)                  19,436         22,130          17,761         17,256            -11%
                                                ------------------------------------------------------------------------------------
MR vessels
Available earning days                                   1,000          1,047           1,067          1,054              5%
TCE per earning days (USD)*)                            19,369         21,491          20,288         19,890              3%
OPEX per earning days (USD)**)                          -4,575         -5,927          -5,367         -5,581             22%
Gross profit per earning day (USD)***)                  14,794         15,565          14,920         14,308             -3%
                                                ------------------------------------------------------------------------------------

*) TCE = Time Charter Equivalent Earnings = Gross freight income less bunker, commissions and port expenses
**) Operating expenses for own vessels.
***) TCE earnings less operating expenses and charter hire.

TORM's Tanker division achieved freight rates during the third quarter 2004 which when compared to the third quarter 2003, were 13% lower for both the LR2 and LR1 segments and 3% higher for the MR segment. Thus, the freight rates continued at the same level as in the second quarter 2004 - which was unseasonally high.

The number of earning days in the LR2 segment increased during the period from third quarter 2003 to third quarter 2004 by 69% due to the delivery of two newbuildings towards the end of 2003. The number of earning days in the LR1 segment also increased (by 109%) due to the delivery of two newbuildings and lower docking activity in the third quarter 2004. In the MR segment the number of earning days increased by 5% compared to third quarter 2003, which was due to the delivery of TORM Alice in February 2004, but offset by higher docking activity.

BULK DIVISION

The Bulk division achieved a net profit of DKK 405 mill. in the first nine months of 2004.

Rates in the bulk market have been very volatile during the first nine months of 2004. After a period with very high freight rates, the market dropped significantly in the second quarter 2004, followed by healthy increases in the third quarter 2004. The development in the bulk market freight rates has been affected by economic developments in China, where the slowdown in the Chinese economy, combined with significant inventory build-up in the first quarter, led to a decrease in imports, thereby affecting freight rates in the second quarter.

TORM believes that China after a period of reducing inventories of a number of commodities, especially iron ore, yet again increased the import of these goods in the third quarter, which is the background for increasing freight rates. Furthermore, the higher activity level has led to more waiting days for loading and unloading in many ports. This reduces the capacity and increases pressure on the bulk market freight rates.


Earnings data for the Bulk division

                                                       2003          2004          2004            2004          Change
                                                        q3            q1            q2              q3           q3-q3
                                                       ------       ------        -------         -------       --------
Panamax vessels
Available earning days                                 1,375         1,383          1,352          1,438             5%
TCE per earning days (USD)*)                          12,965        23,219         26,501         25,562            97%
OPEX per earning days (USD)**)                        -5,496        -5,501         -5,810         -4,818           -12%
Gross profit per earning day (USD)***)                 6,070        14,327         17,523         16,876           178%
                                                -------------------------------------------------------------------------
Handysize vessels
Available earning days                                   276           303            302            237           -14%
TCE per earning days (USD)*)                           8,419        15,963         16,320         14,806            76%
OPEX per earning days (USD)**)                        -2,811        -3,112         -3,302         -3,556            27%
Gross profit per earning day (USD)***)                 3,455        11,187         11,082         10.340           199%
                                                -------------------------------------------------------------------------

*) TCE = Time Charter Equivalent Earnings = Gross freight income less bunker, commissions and port expenses
**) Operating expenses for own vessels.
***) TCE earnings less operating expenses and charter hire.

Compared to the same period last year, freight rates achieved in TORM's Bulk division in the third quarter 2004 were 97% and 76% higher for TORM's Panamax and Handysize vessels, respectively.

The number of available earning days for TORM's Panamax vessels was 5% higher due to a slightly higher number of chartered in vessels, while the number of available earning days for Handysize decreased by 14% due to re-delivery of chartered in tonnage.

UNALLOCATED

Unallocated activities primarily consist of the unrealised value adjustment of DKK 933 mill. on TORM's shareholding in Norden and dividend received from Norden of DKK 73 mill. In addition to this, TORM received a dividend of DKK 127 mill. from Norden in the fourth quarter 2004.

NINE MONTH 2004 RESULTS

Net Profit for the first nine months of 2004 was DKK 1,760 mill. including value adjustment of DKK 933 mill. on TORM's shareholding in Norden and dividend received of DKK 73 mill. The result is considered highly satisfactory.

During the first nine months of 2004, gross profit was DKK 1,024 mill. (against DKK 479 mill. in the first nine months of 2003). The increase was primarily due to a combination of higher freight rates in the Bulk division and a higher number of earning days in the Tanker division, offset by a 9% lower average USD/DKK exchange rate.

Profit before depreciation was DKK 963 mill. (DKK 413 mill.).

Depreciation was DKK 157 mill. during the first nine months of 2004 (DKK 129 mill.). The increase was due to the expansion of the Company's fleet through the delivery of newbuildings and second-hand vessels in the period October 2003 - September 2004, offset by the lower USD/DKK exchange rate.

Financial items were net positive by DKK 954 mill. (DKK 184 mill.). This includes net gains on other investments and securities of DKK 935 mill., dividend received of DKK 73 mill., net interest expense of DKK 53 mill. and other financial items of DKK minus 1 mill.

Profit before and after tax was DKK 1,760 mill. (DKK 468 mill.). Of this, the Tanker division contributed DKK 343 mill. (DKK 242 mill.), while the Bulk division's net profit was DKK 405 mill. (DKK 27 mill.). Other activities
(primarily unallocated financial items) showed a net profit of DKK 1,012 mill. (DKK 199 mill.).

Cash flow from operating activities was positive by DKK 957 mill. in the first nine months of 2004, primarily consisting of cash earnings and dividend of DKK 73 mill.

Cash flow from investing activities was negative by DKK 713 mill. This amount includes investments in fixed assets, primarily vessels.

Cash flow from financing activities was DKK 27 mill. during the first nine months of 2004. This amount mainly consists of borrowing in connection with the delivery of newbuildings and second-hand vessels of DKK 711 mill., less repayments on mortgage and leasing debt of DKK 422 mill., payment of dividends to TORM's shareholders of DKK 209 mill. and net settlement of share options of DKK 53 mill.

The total cash effect from the first nine months of 2004 was DKK 271 mill. The Company's cash and bonds were DKK 750 mill. against DKK 479 mill. at the end of 2003.

Total assets increased in the first nine months of 2004 from DKK 4,894 mill. to DKK 6,672 mill., mainly due to an increase in fixed assets in the period from DKK 4,169 mill. to DKK 5,677 mill. This was positively impacted primarily by the effect of the delivery of newbuildings and second-hand vessels, as described in the section about fleet development, and the increased value of the Norden investment, offset by depreciation in the period. The investment in Norden is valued at DKK 2,587/share, the Copenhagen Stock Exchange price on 30 September 2004.

During the first nine months of 2004 the Company's net interest bearing debt increased from DKK 1,698 mill. to DKK 1,726 mill. The increase is mainly due to net borrowing in connection with the delivery of vessels, countered by the positive cash effect from operations in the period.

Shareholders' equity grew from DKK 2,464 mill. to DKK 3,948 mill. in the first nine months of 2004, primarily as a result of the earnings in the period, less dividends paid. Shareholders' equity as a percentage of total assets increased from 50.3% at 31 December 2003 to 59.2% at 30 September 2004.

TORM owned 1,566,612 of its own shares at 30 September 2004, corresponding to 4.3% of the share capital. This is a reduction of 196,124 shares from 31 December 2003.

THIRD QUARTER 2004 RESULTS

Gross profit in the third quarter 2004 was DKK 344 mill. Profit before depreciation for the period was DKK 322 mill., while profit before financial items was DKK 266 mill. in the third quarter. Of this, the Tanker and Bulk divisions contributed DKK 125 mill. and DKK 137 mill. respectively.

Profit before the value adjustment was DKK 260 mill.

Financial items were DKK 375 mill., chiefly as a result of a positive value adjustment of DKK 381 mill. in the third quarter. On its own, third quarter profit after tax was DKK 641 mill.

FLEET DEVELOPMENT

TORM has increased its owned fleet in 2004 by 25% measured in deadweight tons. During the first nine months, the fleet has grown by three product tankers and two bulk vessels.

In addition, TORM has taken delivery of the 1999-built MR product tanker TORM Agnete (previously MT Zorca) in October 2004. Furthermore, TORM has exercised an option to purchase the Panamax bulk vessel TORM Tina, which will be delivered before the end of 2004, and acquired two MR newbuildings from the STX yard in South Korea, which will be delivered in first/second quarter 2005.

                                Fleet development
                          1 January - 3O September 2004

                1 January         Additions      Sales        30 September
                ---------         ---------      -----        ------------
LR2                   5.0                                           5.0
LR1                   2.5         TORM Estrid                       4.5
                                  TORM Ismini
MR                   11.0         TORM Alice                       12.0
                    -----                                         ----
TANKER               18.5                                          21.5

Panamax               4.0        TORM Marlene                       6.0
                                 TORM Baltic
Handysize             2.0                                           2.0
                      ---                                           ---
BULK                  6.0                                           8.0

TOTAL                24.5                                          29.5

Following these deliveries, TORM's order book consists of five LR2 product tankers for delivery April 2006 - January 2008.

Additionally, TORM has options to purchase six Panamax bulk vessels. Of these, one can be exercised in first half 2005, while the five others can be exercised in 2007 or later.

PRODUCT TANKER POOLS

As of 30 September 2004 the three pools consist of 72 vessels. By the end of 2004, it is expected that the three pools will total 75 vessels.

DAMPSKIBSSELSKABET 'NORDEN' A/S

Two of Norden's large shareholders, A/S Motortramp and Attransco (Bermuda) Ltd., initiated a process in September 2004 with a view to possibly selling their shareholdings. In connection with the sale, TORM evaluated the opportunity to acquire the shares for sale.

The process led to the sale of 20% of Norden's share capital to Rasmussengruppen AS, who has entered into a shareholder agreement with A/S Motortramp. Following this sale, TORM is still Norden's largest shareholder with 727,803 shares, corresponding to slightly less than 33% of the share capital excluding treasury shares, but remains without influence on Norden's strategic and operational decisions.

TORM remains satisfied with its investment in Norden, seen in light of TORM's positive expectations of the bulk market and Norden's earning potential in 2005.

EXPECTATIONS FOR 2004

Tanker division

During the last month, the market for the Company's product tankers has increased considerably and has reached historically high levels. However, this increase will not have full effect on the earnings from TORM's tanker division for the fourth quarter 2004, as agreements in the market about cargoes for the vessels are typically entered into some weeks before the vessels commence the voyage in question, as well as a part of the voyages is already covered at agreed rates. As a consequence, we expect a strong start to 2005.

The background for the strong market for product tankers has been growing consumption of oil and oil products combined with low inventories in the industrialised world. The IEA has increased its forecast for world oil demand from 81.5 mill. barrels/day in the third quarter 2004 to 83.8 mill. barrels/day in the fourth quarter 2004 to 84.2 mill. barrels/day in the first quarter 2005. The increase in oil demand is the largest in more than 20 years.

Bulk division

In the Bulk division it was originally TORM's expectation that the freight rates would increase anew towards the end of the year. However, the freight rate level increased already from the beginning of the third quarter 2004, but due to TORM's relatively forward large coverage of freight rates, the increase has only had limited effect on the rates achieved by TORM in 2004. It is, however, positive, that as the current coverage expires, TORM can renew coverage at high levels provided the current freight rate levels are maintained into the first quarter 2005.

Financial expectations to 2004

The current high freight rate levels will only have limited effect in the current year. Expectations are upgraded to DKK 1,150 mill. before tax and value adjustment. The value adjustment in 2004 was DKK 987 mill. as of 10 November 2004

SAFE HARBOUR STATEMENT - FORWARD LOOKING STATEMENTS

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, changes in charter hire rates and vessel values, changes in demand for "tonne miles" of crude oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

ACCOUNTING POLICIES

The consolidated accounts for the first nine months of 2004 have been prepared using the same accounting policies as for the 2003 Annual Report.

The accounting policies are described in more detail in the 2003 Annual Report.

The Company expects to present its accounts in USD from first quarter 2005 in accordance with the revised Danish Financial Statements Act.

The report for the first nine months of 2004 is unaudited in line with normal practice.

TELEPHONE CONFERENCE AND WEBCAST

TORM invites analysts and investors to a telephone conference reviewing the report for the first nine months of 2004 on 11 November 2004, at 17.00 Copenhagen time. The conference call will be conducted in English and will be hosted by Klaus Kjaerulff, CEO and Klaus Nyborg, CFO. To participate, please call 10 minutes before the call starts on tel.: +45 32 71 46 11 (from Europe) or +1 334 420 4950 (from USA). The telephone conference will also be broadcast via the Internet (www.torm.com), from where presentation material can also be downloaded.


Income statement

DKK mill.

                                                                  Q1-Q3 2004          Q1-Q3 2003             2003
                                                                  ----------          ----------             ----
Net revenue                                                           1,855               1,458              1,928
Port expenses and bunkers                                              -367                -492               -621
                                                                   -------------------------------------------------
Time Charter Equivalent Earnings                                      1,488                 966              1,307

Charter hire                                                           -251                -308               -405
Technical running costs                                                -213                -179               -255
                                                                   -------------------------------------------------
Gross profit                                                          1,024                 479                647

Profit on sale of vessels and interests                                   0                   0                  0
Administrative expenses                                                -111                -105               -126
Other operating income                                                   50                  39                 51
                                                                   -------------------------------------------------
Profit before depreciation                                              963                 413                572

Depreciation                                                           -157                -129               -177
                                                                   -------------------------------------------------
Profit before financial items                                           806                 284                395

Net gain/(loss) from other investments and securities                   935                 197                682
Other financial items                                                    19                 -13                -25
                                                                   -------------------------------------------------
Profit before tax                                                     1,760                 468              1,052

Tax                                                                       0                   0                 -1
                                                                   -------------------------------------------------
Net profit for the period                                             1,760                 468              1,051

Balance sheet

DKK mill.

                                          30 September 2004    31 December 2003
                                          -----------------    ----------------

ASSETS
FIXED ASSETS
Tangible fixed assets
Leasehold improvements                           0                   2
Land and buildings                               3                   3
Vessels and capitalized dry-docking          3,595               2,944
Prepayment on vessels under construction       150                 229
Other plant and operating equipment             16                  15
                                            ------------------------------
                                             3,764               3,193
                                            ------------------------------
Financial fixed assets
Other investments                            1,913                 976
                                            ------------------------------
                                             1,913                 976
                                            ------------------------------
TOTAL FIXED ASSETS                           5,677               4,169

CURRENT ASSETS
Inventories
Inventories of bunkers                          30                  26
                                            ------------------------------
Accounts receivables
Freight receivables, etc.                      153                 147
Other receivables                               38                  51
Prepayments                                     24                  22
                                            ------------------------------
                                               215                 220
                                            ------------------------------
Securities
Bonds                                          337                 316
                                            ------------------------------
Cash at bank and in hand                       413                 163
                                            ------------------------------
TOTAL CURRENT ASSETS                           995                 725
                                            ------------------------------
TOTAL ASSETS                                 6,672               4,894


Balance sheet

DKK mill.
                                                          30 September          31 December
                                                              2004                2003
                                                              ----                ----

SHAREHOLDERS' EQUITY
Common shares                                                  364                  182
Own shares                                                     -46                  -52
Retained profit                                              3,630                2,116
Proposed dividend                                                0                  218

TOTAL SHAREHOLDERS' EQUITY                                   3,948                2,464

LIABILITIES
Long-term liabilities
Mortgage debt and bank loans                                 2,177                1,701
Capitalized lease obligations                                    0                    0
                                                             2,177                1,701

Current liabilities
Next year's repayments on mortgage debt and bank loans         299                  295
Capitalized lease obligations                                    0                  181
Trade accounts payable                                          53                   96
Other liabilities                                              148                  102
Accruals                                                        47                   55
                                                               547                  729

TOTAL LIABILITIES                                            2,724                2,430

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                   6,672                4,894

Cash flow statement


DKK mill.
                                                                   Q1-Q3 2004
                                                                   ----------

CASH FLOW FROM OPERATING ACTIVITIES
Profit before financial items                                             806
Interest income, exchange rate gains and dividends
received                                                                  105
Interest expenses                                                         -68
                                                                          843
Adjustments:
Reversal of depreciation and impairment loss                              157
Reversal of other non-cash movements                                      -39
Change in inventories, accounts receivables and payables                   -4

Net cash inflow from operating activities                                 957

CASH FLOW FROM INVESTING ACTIVITIES
Investment in tangible fixed assets                                      -713
Investment in equity interests and securities                               0
Sale of fixed assets                                                        0
     including profit on sale of vessels                                    0
     (included in operating activities)

Net cash inflow/(outflow) from investing activities                      -713

CASH FLOW FROM FINANCING ACTIVITIES
Borrowing, mortgage debt                                                  711
Repayment/redemption, mortgage debt                                      -242
Repayment/redemption, lease liabilities                                  -180
Dividends paid                                                           -209
Purchase/disposals of own shares                                            6
Net settlement share options                                              -59

Cash inflow/(outflow) from financing activities                            27


Increase/(decrease) in cash and cash equivalents                          271

Cash and cash equivalents,
   including bonds, at 1 January                                          479

Cash and cash equivalents,
   including bonds, at 30 September                                       750

Shareholders' equity

DKK mill.                                                        Q1-Q3 2004
                                                                 ------------

Balance at 1 January 2004                                             2,464
Exchange rate adjustment arose upon translation from
measurement currency to presentation currency                            -4
Fair value adjustment of derivative financial instruments               -10
Exercise share options                                                  -59
Disposal of own shares at cost                                            6
Dividends paid                                                         -218
Dividends on own shares                                                   9
Net profit for the period                                             1,760

Balance at 30 September 2004                                          3,948

Reconciliation  to United States Generally  Accepted  Accounting  Principles (US
GAAP) as of 30 September 2004



DKK mill.

                                                                  Shareholders'
                                                     Net Income       Equity
                                                     ----------       ------

As reported under Danish GAAP                         1,760           3,948

Dry-dock costs                                           -3             -43
Reversal of write-down of vessels                         1             -11
Unrealised gains/losses on marketable securities       -936               -
Derivative financial instruments                          2               -
Share options                                           -62              -6
Deferred tax                                              7            -349

According to US GAAP                                    769           3,539

For a review of principles and methods used in the reconciliation, please refer to the 2003 Annual Report.

Income statement - quarter-by-quarter

                                                            2004
                                                  Q1        Q2        Q3
DKK mill.

Net revenue                                      610       606       639
Port expenses and bunker                        -123      -103      -141

Time Charter Equivalent Earnings                 487       503       498

Charter hire                                     -84       -86       -81
Technical running costs                          -70       -70       -73

Gross profit                                     333       347       344

Profit on sale of vessels and interests            0         0         0
Administrative expenses                          -33       -37       -41
Other operating income                            17        14        19

Profit before depreciation                       317       324       322

Depreciation                                     -50       -51       -56

Profit before financial items                    267       273       266

Net gain/(loss) from other investments
 and securities                                  851      -300       384
Other financial items                            -22        50        -9

Profit before tax                              1,096        23       641

Tax                                                0         0         0

Net profit for the period                      1,096        23       641

Quarter-by-quarter cash flow statement


                                                      Q1         Q2         Q3
DKK mill.

CASH FLOW FROM OPERATING ACTIVITIES
Profit before financial items                        267        273        266
Interest income, exchange rate gains
 and dividends received                                6         78         21
Interest expenses                                    -22        -23        -23
                                                     251        328        264
Adjustments:
Reversal of depreciation and impairment loss          50         51         56
Reversal of other non-cash movements                  -6         23        -56
Change in inventories, accounts
  receivables and payables                            13        -30         13

Net cash inflow from operating activities            308        372        277

CASH FLOW FROM INVESTING ACTIVITIES
Investment in tangible fixed assets                 -311       -382        -20
Investment in equity interests and securities          0          0          0
Sale of fixed assets                                   0          0          0
     including profit on sale of vessels               0          0          0
     (included in operating activities)

Net cash inflow/(outflow) from
  investing activities                              -311       -382        -20

CASH FLOW FROM FINANCING ACTIVITIES
Borrowing, mortgage debt                             425        286          0
Repayment/redemption, mortgage debt                 -181          0        -61
Repayment/redemption, lease liabilities              -69        -91        -20
Dividends paid                                         0       -210          1
Purchase/disposals of own shares                       6          0          0
Net settlement share options                         -27        -32          0

Cash inflow/(outflow) from financing activities      154        -47        -80


Increase/(decrease) in cash and cash equivalents     151        -57        177

Cash and cash equivalents,
   including bonds, beginning balance                479        630        573

Cash and cash equivalents,
   including bonds, ending balance                   630        573        750

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                           A/S STEAMSHIP COMPANY TORM
                           --------------------------
                                  (registrant)



Dated: July 18, 2005
                                                 By: /s/ Klaus Nyborg
                                                 --------------------------
                                                 Klaus Nyborg
                                                 Chief Financial Officer








03810.0001 #586857